FELLAZO CORP.
                         Str. Malina-Mica, nr 68/11-419,
                       Chisinau, Republic of Moldova, 2025
                              Tel. (415) 325-21-51
                          Email: fellazocorp@gmail.com


                                February 19, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Mr. Justin Dobbie

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-208237) of Fellazo Corp. (the "Registrant")

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that such Registration Statement will become effective on Monday, February 22, 2016, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

     The Registrant acknowledges that:

     a) Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

     b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and

     c) The Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call the undersigned at (415) 325-21-51 with any questions regarding this matter.

Very truly yours,

Fellazo Corp.


By: /s/ Galina Hripcenco
   -----------------------------------------
Name:  Galina Hripcenco
Title: Chief Executive Officer and President
       of Fellazo Corp.